Exhibit 99.1

Scheme of Arrangement Becomes Effective

11 May 2026

Wise plc

(“Wise” or the “Company”)

Scheme of Arrangement Becomes Effective

Further to the announcement on 27 April 2026 relating to the Court’s sanction of the scheme of arrangement under Part 26 of the Companies Act 2006 (the “Scheme”) by which Wise Group plc has been inserted as Wise’s ultimate parent company, the Company is pleased to announce that the Scheme became effective as of 10.00 p.m. (London time) on 8 May 2026.

Trading in Wise Group plc Class A Shares on Nasdaq (ticker: WSE) is anticipated to commence at 9.30 a.m. (New York time) today.

An application has been made to the London Stock Exchange for the cancellation of the trading of the Wise plc Class A Shares on its main market for listed securities and to the Financial Conduct Authority for the cancellation of the listing of the Wise plc Class A Shares in the equity shares (transition) category of the Official List, which in each case is expected to become effective at 8.00 a.m. (London time) today.

All of the Wise Group plc Class A Shares issued pursuant to the Scheme are expected to be admitted to the equity shares (transition) category of the Official List of the Financial Conduct Authority and to trading on the London Stock Exchange’s main market for listed securities (ticker: WISE), and dealings in the Wise Group plc Class A Shares are expected to commence, at 8.00 a.m. (London time) today.

Enquiries

Martin Adams - Investor Relations

owners@wise.com

Sana Rahman - Communications

press@wise.com

Brunswick Group

Charles Pretzlik / Emily Murphy

Wise@brunswickgroup.com

+44 (0) 20 7404 5959

About Wise

Wise is a global technology company, building the best way to move and manage the world’s money. With Wise Account and Wise Business, people and businesses can hold 40+ currencies, move money between countries and spend money abroad. Large companies and banks use Wise technology too; an entirely new network for the world’s money. Launched in 2011, Wise is one of the world’s fastest growing, profitable tech companies.

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